EXHIBIT 12

OHIO POWER COMPANY CONSOLIDATED
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

						Twelve	Nine
						Months	Months
	Year Ended December 31,					Ended	Ended
	2004	2005	2006	2007	2008	9/30/2009	9/30/2009
EARNINGS
Income Before Income Taxes	$308,472	$378,185	$349,758	$419,771	$347,077	$333,768	$360,504
Fixed Charges (as below)	128,353	122,763	146,226	171,171	209,339	199,909	131,692
Total Earnings	$436,825	$500,948	$495,984	$590,942	$556,416	$533,677	$492,196

FIXED CHARGES
Interest Expense	$116,439	$100,564	$94,293	$124,730	$173,870	$173,318	$114,536
Credit for Allowance for Borrowed Funds Used During Construction	4,814	16,399	42,733	36,641	25,269	16,391	9,506
Estimated Interest Element in Lease Rentals	7,100	5,800	9,200	9,800	10,200	10,200	7,650
Total Fixed Charges	$128,353	$122,763	$146,226	$171,171	$209,339	$199,909	$131,692

Ratio of Earnings to Fixed Charges	3.40	4.08	3.39	3.45	2.65	2.66	3.73